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                           February 17, 2023

       Nick Bhargava
       Executive Vice President, Secretary and Acting Chief Financial Officer GROUNDFLOOR FINANCE INC.
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: GROUNDFLOOR FINANCE
INC.
                                                            Amended Offering
Statement on Form 1-A
                                                            Filed February 15,
2023
                                                            File No. 024-12013

       Dear Nick Bhargava :

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Catherine De Lorenzo at 202-551-4079 or Ruairi Regan at 202-551-3269
       with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Real Estate & Construction